UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number: 001-13742

ISRAEL CHEMICALS LTD.

(Exact name of registrant as specified in its charter)

Israel Chemicals Ltd.

Millennium Tower

23 Aranha Street

P.O. Box 20245

Tel Aviv, 61202 Israel

(972-3) 684-4400

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ISRAEL CHEMICALS LTD.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statement on Form S-8 (Registration Number: 333-205518) of Israel Chemicals Ltd. and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

ISRAEL CHEMICALS LTD.

1.	ICL Announces New Long-Dated Notes Offering and Tender Offer for Existing Notes

Item 1

ICL Announces New Long-Dated Notes Offering and Tender Offer for Existing Notes

The Company hereby announces it has commenced an offering of new long-dated 20-30 years unsecured senior notes (the “offering”), with scope and terms which have yet to be determined, and concurrently a cash tender offer (the “tender offer”) in respect of any and all of its 4.500% Senior Notes due 2024 (the “2024 notes”) pursuant to, and subject to the terms and conditions of, an Offer to Purchase dated May 14, 2018 (the “Offer to Purchase”). The 2024 notes were initially issued to institutional investors pursuant to Rule 144A and Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”), on December 2, 2014, in an aggregate principal amount of $800,000,000. Capitalised terms used in this announcement but not defined herein have the meanings given to them in the Offer to Purchase.

Summary of the Offer to Purchase

The following table sets forth some of the terms of the tender offer, which are more fully set out in the Offer to Purchase:

Title of Security	ISIN Number	Outstanding Principal Amount	U.S. Treasury Reference Security	Fixed Spread (bps)	Bloomberg Reference Page
4.500% Senior Notes due 2024	IL0028102734	$800,000,000	2.750% due 4/30/2023	145	FIT 1

Pursuant to the tender offer, holders who validly tender their 2024 notes on or prior to 10:00 a.m., New York City time, on May 22, 2018 (as that date and time may be extended, the “expiration date”), will be eligible to receive a purchase price (calculated in accordance with standard market practice) determined as described in more detail in the Offer to Purchase by reference to a yield to maturity equal to the sum of (i) the yield to maturity for the United States Treasury (“UST”) Reference Security specified in the table above, calculated based on the bid-side price of such UST Reference Security as of 10:00 a.m., New York City time, on May 21, 2018 (such time and date, as the same may be extended, the “Price Determination Time”), plus (ii) the Fixed Spread specified in the table above.

Tenders of 2024 notes may be validly withdrawn at any time before the earlier of (i) the expiration date, and (ii) if the tender offer is extended, the 10th business day after commencement of the tender offer. Tenders of 2024 notes may also be validly withdrawn in the event the tender offer has not been consummated within 60 business days after commencement. ICL’s acceptance of 2024 notes that are validly tendered and not validly withdrawn, and payment of the related consideration, are subject to the satisfaction or waiver of a number of conditions as described in the Offer to Purchase.

In addition to the applicable consideration, all holders of 2024 notes tendered and accepted for purchase in the tender offer will also be entitled to receive accrued and unpaid interest on those 2024 notes from the last interest payment date up to, but not including, the payment date for such 2024 notes. Pursuant to the terms and conditions of the 2024 notes, in respect of the interest payment date scheduled for June 2, 2018, interest for the full semi-annual period will be payable to persons in whose name the 2024 notes are registered at the close of business on May 21, 2018, regardless of whether or not such persons tender their 2024 notes pursuant to the tender offer. As a result and for the avoidance of doubt, based upon an expected payment date for 2024 notes that are accepted in the tender offer of May 29, 2018, no accrued interest will be payable in addition to the total consideration and persons in whose name the 2024 notes are registered at the close of business on May 21, 2018 will receive the full interest payment scheduled for June 2, 2018, unless the tender offer is extended beyond June 2, 2018.

ICL is undertaking the tender offer in order to manage its overall funding level and optimize the maturity profile as part of ICL’s ongoing liability management. ICL intends to partially replace cash on hand or repay short-term borrowings and its revolving credit facility with the net proceeds from the concurrent offering of new notes.

The tender offer is being made solely pursuant to the Offer to Purchase, which sets forth the complete terms of the tender offer. The tender offer is not being made to (nor will tenders of 2024 notes be accepted from or on behalf of) holders of 2024 notes in any jurisdiction in which the making or acceptance of the tender offer would not be in compliance with the laws of such jurisdiction. However, the Company, in its sole discretion, may take such action as it may deem necessary to make or extend the tender offer in any such jurisdiction.

Where to obtain information

ICL has retained Barclays, BNP PARIBAS, Merrill Lynch International and HSBC to serve as the Dealer-Managers for the tender offer. Lucid Issuer Services Limited is acting as the Information and Tender Agent and Israel Brokerage & Investments is acting as the Israeli Tender Agent in connection with the tender offer. For additional information regarding the terms and conditions of the tender offer, please contact Barclays at +1 (800) 438-3242 (toll-free) or +1 (212) 528-7581 (collect); BNP Paribas at +44 20 7595 8668 (Europe), +1 (888) 210 4358 (toll-free) or +1 (212) 841 3059 (collect); Merrill Lynch International at +44 20 7996 5420 (London), +1 (888) 292 0070 (toll-free) +1 (980) 387 3907 (collect) or at DG.LM_EMEA@baml.com; or HSBC at +44 (0) 207 992 6237 (London) / +1 (212) 525-5552 (collect). Requests for documents and questions regarding tendering the 2024 notes may also be directed to Lucid Issuer Services Ltd. at icl@lucid-is.com or by telephone at +44 20 7704 0880 or to Israel Brokerage & Investments I.B.I. Ltd by telephone at +972 3 5190330 or at David_V@IBI.co.il.

The Offer to Purchase may be obtained by holders at the following web address, or by contacting the Tender Agents:

http://www.lucid-is.com/icl

None of ICL, ICL’s Board of Directors, the Dealer-Managers, the Information and Tender Agent and the Israeli Tender Agent makes any recommendation in connection with the tender offer. Holders must make their own decisions as to whether to tender their 2024 notes, and, if so, the principal amount of 2024 notes to tender.

Summary of the Notes Offering

Concurrently, ICL is commencing an offering to institutional investors pursuant to Rule 144A and Regulation S under the Securities Act, of new long-dated 20-30 years unsecured senior notes, the amount and terms of which have yet to be determined. If the offering is completed, the new notes that are issued will be rated. ICL is rated BBB- with stable outlook by the international rating agencies Standard & Poor’s and Fitch Rating Ltd. ICL intends to file an application with the Tel Aviv Stock Exchange Ltd. (“TASE”) for registration of the debentures on the Institutional Investors' trading system operated by TASE and the approval of the registration is a condition to completion of the offering. Completion of the offering is subject to market conditions. The tender offer is not contingent on the consummation of the offering of new notes and the offering of new notes is not contingent on consummation of the tender offer.

This announcement is for informational purposes only and is not an offer to sell or the solicitation of an offer to purchase the new notes or any other securities, nor shall there be any sale of ICL’s new notes in any state or jurisdiction in which such offer, solicitation or purchase would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. The new notes have not been and will not be registered under the U.S. Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. The offering is being made solely pursuant to an offering memorandum, which sets forth the terms of the offering. The securities rating included herein is not a recommendation to buy, sell or hold notes and may be subject to revision or withdrawal at any time.

***

About ICL

ICL is a leading global specialty minerals and specialty chemicals company that operates 3 mineral chains in a unique, integrated business model. ICL extracts raw materials and utilize sophisticated processing and product formulation technologies to add value to customers in the various agriculture and industrial markets. ICL’s operations are organized under two segments: the Essential Minerals Segment and the Specialty Solutions Segment. The Essential Minerals Segment includes three business lines: ICL Potash & Magnesium, ICL Phosphate Commodities and ICL Specialty Fertilizers. The Specialty Solutions Segment includes three business lines: ICL Industrial Products, ICL Advanced Additives and ICL Food Specialties. Following a recent management decision regarding the company’s structure, in 2017 the Specialty Fertilizers business became was shifted to the Essential Minerals segment.

ICL’s legal name is Israel Chemicals Ltd. and its commercial name is ICL. ICL is a public company and operates today as a limited liability company under the laws of Israel. ICL’s registered headquarters is located at Millennium Tower, 23 Aranha Street, P.O. Box 20245, Tel Aviv 61202, Israel. The telephone number at ICL’s registered office is +972 3 684 4400.

Disclaimer

This announcement must be read in conjunction with the Offer to Purchase. This announcement and the Offer to Purchase contain important information which should be read carefully before any decision is made with respect to the tender offer. If any holder of 2024 notes is in any doubt as to the contents of the Offer to Purchase or the action it should take, it is recommended to seek its own financial advice, including in respect of any tax consequences, from its broker, bank manager, solicitor, accountant or other independent financial, tax or legal adviser. Any individual or company whose notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such notes pursuant to the tender offer. None of the company, the Dealer-Managers or the Tender Agents or any of their respective directors, employees or affiliates makes any recommendation whether holders should tender notes pursuant to the tender offer.

Additional Information

In connection with the offering, and further to the Company’s previous disclosures, among others, in “Item 3 – Key Information – D. Risk Factors” and “Item 4 – Information on the Company – D. Property, Plant and Equipment – Concessions and Mining Rights” in our Annual Report on Form 20-F for the year ended December 31, 2017, which was filed with the U.S. Securities and Exchange Commission on March 7, 2018, the Company is providing the following additional information to potential investors in the offering.

In 2015, a team headed by the chief economist in the Israeli Ministry of Finance, Yoel Naveh, was appointed by the Minister of Finance to determine the governmental activities to be conducted towards the end of the Dead Sea concession period (the “Naveh Committee”). As at the date hereof, the Naveh Committee’s recommendations have yet to be published. To the best of our knowledge, these recommendations may be released in the near future. Certain recommendations pertaining to the manner in which the future concession may be granted and to the terms of such concession were published in the past by unofficial reports in the Israeli media. The Naveh Committee’s report may be followed by public hearings as well as an additional and final report at a later time. There is no certainty as to the ultimate recommendations of the Naveh Committee or as to the actual actions that the government may take with respect to the concession or the end of the concession period.

For further information regarding the Dead Sea Works' concession and the Dead Sea Concession Law, please see “Item 3 – Key Information – D. Risk Factors” and “Item 4 – Information on the Company – D. Property, Plant and Equipment – Concessions and Mining Rights” in our Annual Report on Form 20-F for the year ended December 31, 2017, which was filed with the U.S. Securities and Exchange Commission on March 7, 2018, and the Concession Law filed as an exhibit thereto at the following web address:

https://www.sec.gov/Archives/edgar/data/941221/000104746914007594/a2221184zex-10_1.htm

Forward-Looking Statements

This immediate report contains forward-looking statements as to ICL’s expectations concerning the offering, the tender offer and the Naveh Committee report, and our intent, belief or current expectations, but actual results could vary based on conditions in the capital markets and other factors described under “Risk Factors” in ICL’s Annual Report on Form 20-F for the year ended December 31, 2017. We undertake no obligation to release publicly the result of any revisions to these forward-looking statements which may be made to reflect events or circumstances after the date hereof.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Israel Chemicals Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

Israel Chemicals Ltd.

By:	/s/ Lisa Haimovitz
	Name:	Lisa Haimovitz
	Title:	Senior Vice President, Global General Counsel and Corporate Secretary

Date: May 14, 2018